UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-164868

GLOBAL SMOOTHIE SUPPLY, INC.
(Exact name of registrant as specified in its charter)

4428 University Blvd., Dallas, Texas 75205 (214) 769-0836 www.gssww.com
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

No-par Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
NONE

Please place an X in the box(es) to designate the appropriate rule provisions) relied upon to terminate or suspend the duty to file reports:

Rulel2g-4(a)(l)	[X]
Rulel2g-4(a)(2)	[ ]
Rulel2h-3(b)(l)(i)	[X]
RuleI2h-3(b)(l)(ii)	[ ]
Rulel5d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Smoothie Supply, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 2, 2011	By: /s/ David C. Tiller
David C. Tiller, Chief Executive Officer